Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694

Direct Dial Number +852 2514 7650	E-mail Address clin@stblaw.com

VIA EDGAR

January 6, 2017

Tiffany Piland Posil

Special Counsel

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Siliconware Precision Industries Co., Ltd.

Schedule 13E-3

Filed November 22, 2016

File No. 005-79592

Dear Ms. Posil:

On behalf of Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”), a company limited by shares incorporated under the laws of the Republic of China (“Taiwan” or the “ROC”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of December 17, 2016 with respect to the Schedule 13E-3, File No. 005-79592 (the “Schedule 13E-3”) filed on November 22, 2016 by the Company and the other filing person named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”), respectively, are being provided to the Staff via email.

We represent the Company. To the extent any response relates to information concerning Advanced Semiconductor Engineering, Inc. (“ASE”), such response is included in this letter based on information provided to the Company and us by such other person or its respective representatives.

DANIEL FERTIG ADAM C. FURBER IAN C. HO ANTHONY D. KING CELIA C.L. LAM CHRIS K.H. LIN JIN HYUK PARK KATHRYN KING SUDOL CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK BEIJING HOUSTON LONDON LOS ANGELES PALO ALTO SÃO PAULO SEOUL TOKYO WASHINGTON, D.C.

Simpson Thacher & Bartlett

January 6, 2017

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment and the Revised Proxy Statement, which have been amended in response to the Staff’s comments.

* * * * *

General

1.	Disclosure indicates that Mr. Lin, the Company’s Chairman, and Mr. Chi-Wen Tsai, the Company’s President, are expected to serve as directors of HoldCo, which will serve as the holding company for the Company and ASE following completion of the Share Purchase. Please revise to add Mr. Lin and Mr. Chi-Wen Tsai as filing persons or advise us why such revision is not required. For guidance, refer to Interpretation 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

The Company respectfully advises the Staff that, after careful consideration of Rule 13e-3 and Interpretation 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (“Question and Answer 201.05”), the Company does not believe either Mr. Bough Lin (“Mr. Lin”) or Mr. Chi-Wen Tsai (“Mr. Tsai”) is required to be a filing person on the Schedule 13E-3.

Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Question and Answer 201.05 explains that two issues may be raised with respect to the determination of “filing-person” status, namely (i) whether the entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1) and (ii) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction. Rule 13e-3 defines an affiliate of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. Question and Answer 201.05 further provides that an important aspect of the staff’s analysis was whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats of the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company within the meaning of the Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’).”

Before the completion of the Share Purchase (as defined in the Revised Proxy Statement), both Mr. Lin or Mr. Tsai are free from any affiliation with ASE and its affiliates. Neither of them has ever held any position in ASE or its affiliates or had any economic interest in ASE or its affiliates. They have not involved in any decision making process of ASE in connection with the Share Purchase. Therefore, Mr. Lin and Mr. Tsai are not “on both side” of the transaction.

Simpson Thacher & Bartlett

January 6, 2017

Immediately after the completion of the Share Purchase, despite the fact that the Company’s chairman (being Mr. Lin or his successor) and president (being Mr. Tsai or his successor) will be appointed as the directors of the holding company (the “HoldCo”), each of them will only have one seat out of nine to thirteen seats on the board of directors of HoldCo. In addition, neither Mr. Lin or Mr. Tsai will own any shares or security interest in HoldCo, hold any management position in HoldCo or has any right to appoint any management personnel of HoldCo. Therefore, neither Mr. Lin and Mr. Tsai has the power, directly or indirectly, to direct or cause the direction of the management, operations and policies of HoldCo.

For the foregoing reasons, the Company respectfully submits that the Company does not believe either Mr. Lin or Mr. Tsai is required to be a filing person on the Schedule 13E-3.

Background of the Share Purchase; Past Contracts; Negotiations, page. 26

2.	Please revise throughout this section to disclose the names of the members of senior management that participated in each meeting or negotiation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 27, 28 and 29 of the Revised Proxy Statement to add the names of the members of senior management of the Company and ASE, as applicable, who participated in the April 17th meeting, meetings and conference calls between the Company and ASE from April 25, 2016 to May 19, 2016, the Company’s audit committee meeting on May 23, 2016, the Company’s audit committee meeting and board meeting on May 26, 2016, ASE’s board meeting on May 26, 2016, negotiations between the Company and ASE from June 3, 2016 to June 24, 2016, the Company’s audit committee and board meeting on June 30, 2016 and ASE’s audit committee and board meeting on June 30, 2016.

Reasons for the Share Purchase, Review Conclusion of the Special Committee and Recommendation of our Board, page 33

3.	Disclosure indicates that the Board believes the Joint Share Exchange Agreement and the transactions contemplated thereby are fair to the Company’s shareholders and ADS holders. Please revise to include a statement as to whether the Company believes the going private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A, and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Simpson Thacher & Bartlett

January 6, 2017

In response to the Staff’s comment, the Company has revised to use the term “unaffiliated security holders” where appropriate throughout the Revised Proxy Statement so that the Revised Proxy Statement includes express statements by the board and audit committee of the Company that each of them believes the going private transaction is fair to the unaffiliated security holders of the Company. The Company respectfully notes that the material factors considered by the board and the audit committee of the Company to reach such conclusion are set forth in the section entitled “Special Factors—Reasons for the Share Purchase, Review Conclusion of the Special Committee and Recommendation of our Board.”

Certain Financial Projections, page 42

4.	Please revise to describe the material assumptions and estimates underlying these projections.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Revised Proxy Statement to set forth the material assumptions underlying the management projections.

Opinion of the Board’s Financial Advisor, page 44

5.	Please describe the criteria used for selecting the transactions, both of which were announced in 2007. Please also identify any transactions that initially met the selection criteria but were excluded from the analysis and, if applicable, the reasons for excluding them.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Revised Proxy Statement to include the criteria and rationale of J.P. Morgan for selecting the comparable transactions.

Opinions of the Special Committee’s Independent Expert, page 51

6.	Please revise this section to describe the basis for the 17.87% control premium and clarify the “statistics for listed companies being merged or acquired” referenced on pages C1-6 and C2-6 in this regard.

The Company respectfully advises the Staff that the 17.87% control premium rate was obtained by Mr. Kun-Kuang Hsu, an independent expert engaged by the audit committee of the Company, from a report in Chinese titled “Analysis on the Control Premium Rates Based on Recent Mergers and Acquisitions Transactions in Taiwan” issued by China Credit Information Service, Ltd. (“CCIS Report”). The Company respectfully clarifies that the “statistics for listed companies being merged or acquired referenced on pages C1-6 and C2-6” refer to statistics used in the CCIS Report in respect of the control premium rates of the mergers and acquisitions transactions for the period from 2005 to 2009 where the acquirer sought controlling ownership of the target and both the acquirer and the target are listed companies in Taiwan, quoted from the Market Observation Post System of the Taiwan Stock Exchange.

Simpson Thacher & Bartlett

January 6, 2017

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 50 of the Revised Proxy Statement to describe the basis for the 17.87% control premium and clarify the “statistics for listed companies being merged or acquired.”

7.	Please revise to include the disclosure required by Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Revised Proxy Statement to include the disclosure required by Item 1007(b) and (d) of Regulation M-A.

Opinions of ASE’s Independent Expert, page 56

8.	Please describe the basis for the 33.24% and the 33.86% control premiums and clarify the “global merger and acquisition cases” referenced on pages D1-5 and D2-6 in this regard.

The Company respectfully advises the Staff that these two premium rates (33.24% and 33.86%) of the global merger and acquisition cases were obtained from Bloomberg database by Mr. Ji-Sheng Chiu, ASE’s independent expert, to adjust the theoretical price range per share generated from the valuation methodologies applied by Mr. Ji-Sheng Chiu. The search path used to obtain such premium information in Bloomberg database is “MA,” sorted by (i) period: near 12 months, (ii) trade type: MA, (iii) industry: Semiconductor, and (iv) area: global.

On May 25, 2016, the Bloomberg database indicated that the quarterly premium of global merger and acquisition transactions in semiconductor industry for the four quarters since the third quarter of 2015 was 23.80%, 56.47%, 23.74% and 28.95%, respectively. The average premium was 33.24%, which was referenced to as the control premium dated May 25, 2016.

On June 29, 2016, the Bloomberg database indicated that the quarterly premium of global merger and acquisition transactions in semiconductor industry for the four quarters since the third quarter of 2015 was 23.80%, 56.47%, 23.74% and 31.44%, respectively. The average premium was 33.86%, which was referenced to as the control premium dated June 29, 2016.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 58 of the Revised Proxy Statement to reflect the above.

Simpson Thacher & Bartlett

January 6, 2017

Effects of the Share Purchase on the Company, page 63

9.	Please revise to separately describe the effects of the Rule 13e-3 transaction on ASE and the Company’s unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A.

In response to the Staff’s comments, the Company has revised the disclosure on pages 58 and 59 of the Revised Proxy Statement to describe the effects of the Rule 13e-3 transaction on ASE and the Company’s unaffiliated security holders. The Company respectfully notes that the disclosure under the section entitled “Special Factors — Effects of the Share Purchase” commencing on page 22 of the Revised Proxy Statement also describes the effects of the Rule 13e-3 transaction on ASE.

Financing, page 67

10.	Please provide the disclosure required by Item 1007(b) and (d) of Regulation M-A.

The Company respectfully advises the Staff that as of the date of the Revised Proxy Statement, ASE has not entered into any loan agreement to finance the Share Purchase. As described in the section entitled “Special Factors — Financing” commencing on page 69 of the Proxy Statement, ASE has obtained a highly confident letter from Citibank Taiwan Limited and DBS Bank Ltd., Taipei Branch, respectively, pursuant to which, each of Citibank Taiwan Limited and DBS Bank Ltd., Taipei Branch has stated that it is highly confident of its ability to arrange debt facilities for the Share Purchase up to an amount of US$3.8 billion and NT$53 billion, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 62 of the Revised Proxy Statement to include the disclosure required by Item 1007(b) and (d) of Regulation M-A, including the material conditions of the highly confident letters and ASE’s plan to pay off its existing indebtedness.

Fees and Expenses, page 69

11.	Please state whether or not the Company has paid or will be responsible for paying any or all expenses. Refer to Item 1007(c) of Regulation M-A. In doing so, please address which party will be responsible for such costs and expenses if the Share Purchase is not completed.

The Company respectfully advises the Staff that the Company will be responsible for all the fees and expenses incurred by the Company in connection with the Share Purchase, whether or not the Share Purchase is completed.

Simpson Thacher & Bartlett

January 6, 2017

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Revised Proxy Statement to reflect the above.

Voting by ASE at the Extraordinary General Meeting, page 69

12.	Please state how each executive officer and director of the Company currently intends to vote its Shares and the reason for the intended action. Refer to Item 1012(d) of Regulation M-A. Please also provide the information required by Item 1012(e) of Regulation M-A.

The Company respectfully advises the Staff that to the Company’s knowledge, each executive officer and director of the Company currently intends to vote his or her Shares in favor of the Share Purchase for the following major reasons: (i) the Company’s ability to independently conduct its business after the completion of the Share Purchase; (ii) the expectation that the combination of the two companies will allow the Company to further develop its business and maintain its competiveness in the semiconductor packaging and testing industry; (iii) fairness of the consideration of the Share Purchase to be paid to the shareholders and ADS holders of the Company; and (iv) the protection which the employees of the Company are entitled to after the completion of the Share Purchase. In addition, the Company respectfully advises the Staff that the directors of the Company have made recommendations in support of the Share Purchase described under the section entitled “Special Factors—Reasons for the Share Purchase, Review Conclusion of the Special Committee and Recommendation of Our Board,” and to the Company’s knowledge, no other recommendations have been made by the directors and executive officers of the Company in support of or opposed to the Share Purchase.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Revised Proxy Statement to reflect the above.

* * * * *

Simpson Thacher & Bartlett

January 6, 2017

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (+852) 25147650.

Sincerely,

/s/ Chris K.H. Lin By: Chris K.H. Lin of Simpson Thacher & Bartlett

cc:	Eva Chen, Chief Financial Officer
(Siliconware Precision Industries Co., Ltd.)

Joseph Tung.
(Advanced Semiconductor Engineering, Inc.)

James Lin, Esq.
(Davis Polk &Wardwell LLP)